Exhibit 99.1

Kyivstar Group Ltd.

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD FROM MARCH 7, 2025 (INCEPTION) TO JUNE 30, 2025

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

as of June 30

(In U.S. dollars)	Note	2025
Assets
Other current assets - related parties	3	0.10
Total assets		0.10

Equity
Issued capital	4	0.10
Total equity		0.10

Liabilities		-
Total equity and liabilities		0.10

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Kyivstar Group Ltd. | Unaudited interim condensed consolidated financial statements as of and for the period from March 7, 2025 (inception) to June 30, 2025

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the period from March 7, 2025 (inception) to June 30, 2025:

(In U.S. dollars, unless otherwise stated)	Note	No. of shares	Issued share capital	Total

Balance as of March 7, 2025 (inception)		-	-	-
Issuance of common shares*	4	10	0.10	0.10
Balance as of June 30, 2025		10	0.10	0.10

*	As disclosed in Note 4, 10:1 reverse share split was applied retrospectively.

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Kyivstar Group Ltd. | Unaudited interim condensed consolidated financial statements as of and for the period from March 7, 2025 (inception) to June 30, 2025

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FROM MARCH 7, 2025 (inception) to JUNE 30, 2025

1)	GENERAL INFORMATION OF THE COMPANY

Kyivstar Group Ltd. (the “Company”), an exempted company limited by shares, was incorporated under the laws of Bermuda with registration number 202504557, in Bermuda on March 7, 2025. The registered office of the Company is Victoria Place, 31 Victoria Street, Hamilton, HM10, Bermuda. The principal place of business is located at Index Towers (East Tower), Unit 1703, Dubai (DIFC), United Arab Emirates.

The Company was formed for the purpose of becoming the ultimate parent company following the transactions contemplated in the business combination agreement, dated March 18, 2025 (the “Business Combination Agreement” or the “BCA”) by and among the Company, Cohen Circle Acquisition Corp. I (“CC” or “Cohen Circle”), a special purpose acquisition company, VEON Amsterdam B.V., VEON Holdings B.V., and Varna Merger Sub Corp.

The Company maintains one direct wholly owned subsidiary, Varna Merger Sub Corp. (“Merger Sub”), an exempted company incorporated with limited liability in the Cayman Islands. Merger Sub was incorporated on March 13, 2025 to facilitate the consummation of the transactions contemplated in the Business Combination Agreement. As of June 30, 2025, Merger Sub had no assets, liabilities, or operations.

In connection with the Business Combination Agreement, the Company will acquire all of the issued and outstanding shares of VEON Holdings B.V. from VEON Amsterdam B.V. (the “Sale”), and Merger Sub will merge with and into CC (the “Merger”). CC will be the surviving corporation of the Merger and become a wholly owned subsidiary of the Company. Following the consummation of the Sale, the Merger and the other transactions contemplated by the BCA (the “Transactions”), the Company will be a publicly-traded corporation. The consummation of the Transactions contemplated by the Business Combination Agreement was completed on August 14, 2025. Refer to Note 5.

APPOINTMENT OF CHIEF FINANCIAL OFFICER

With effect from June 1, 2025, Boris Dolgushin was appointed as Chief Financial Officer of the Company.

The interim condensed consolidated financial statements were authorized by the management for issuance on September 5, 2025. The Company has the ability to amend and reissue the consolidated financial statements.

2)	ACCOUNTING POLICIES USED FOR THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

BASIS OF PREPARATION

These interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standards (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board, effective at the time of preparing the interim condensed consolidated financial statements. These interim condensed consolidated financial statements are prepared on historical cost basis.

Separate statements of operations and cash flows have not been presented in the interim condensed consolidated financial statements because there have been no operating activities in the Company during the period March 7, 2025 (inception) through June 30, 2025.

The interim condensed consolidated financial statements are prepared in US$, which is the currency of the primary economic environment in which the Company operates (the functional currency).

Kyivstar Group Ltd. | Unaudited interim condensed consolidated financial statements as of and for the period from March 7, 2025 (inception) to June 30, 2025

GOING CONCERN

The accompanying interim condensed consolidated financial statements have been prepared assuming the Company will continue as a going concern. As of September 5, 2025, Management has successfully completed the Transactions contemplated by the Business Combination Agreement and improved the Company’s current liquidity position and outlook. However, the ongoing war in Ukraine is having, and will continue to have, an impact on its business, financial condition, results of operations, cash flows and business prospects. Due to the unknown duration and extent of the ongoing war in Ukraine and the uncertainty of further sanctions in response to the ongoing war that may be imposed, there are material uncertainties related to events or conditions that may raise substantial doubt about the Company’s ability to continue as a going concern.

The Company has determined that the aforementioned conditions and events, considered in the aggregate, may raise substantial doubt about the Company’s ability to continue as a going concern for at least 12 months after the date these interim condensed consolidated financial statements were authorized for issuance. Management expects the actions it has taken or will take will mitigate the risk associated with the identified events and conditions. However, given the uncertainty and exogenous nature of the ongoing war and potential future imposed sanctions as well as potential new counter-sanctions, management concluded that a material uncertainty remains related to events or conditions that may raise substantial significant doubt on the Company’s ability to continue as a going concern, such that it may be unable to realize its assets and discharge its liabilities in the normal course of business.

JUDGEMENTS AND ESTIMATES

The preparation of the interim condensed consolidated financial statements in conformity with the relevant rules requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Company’s accounting policies.

There were no significant estimates for the period from March 7, 2025 (inception) through June 30, 2025.

TRANSACTION COSTS IN AN OFFERING OF EQUITY SECURITIES

In the event of an offering of equity securities, incremental costs that otherwise would not have been incurred are deferred and capitalized in the consolidated statement of financial position as a financial asset at amortized cost instead of expensed as incurred. When cash is received from investors as part of the offering, such deferred incremental costs are derecognized and deducted from equity.

OTHER FINANCIAL ASSETS AND FINANCIAL LIABILITIES

A financial asset or financial liability is included in the interim condensed consolidated statement of financial position when the entity becomes a party to the contractual terms of the instrument. Other financial liabilities and other financial assets, including liabilities to and receivables from related parties, are valued at amortized cost. A financial asset is removed from the consolidated statement of financial position when the contractual right to cash flow from the asset has ceased or been settled. The same applies where the risks and benefits associated with the holding are essentially transferred to another party and the entity no longer has control over the financial asset. A financial liability is derecognized when the agreed obligation has been fulfilled or ceased.

NEW STANDARDS AND INTERPRETATIONS

Adopted in 2025

No new or amended standards or interpretations have been adopted in 2025. The Company has not early adopted any standards, interpretations or amendments that have been issued but have not yet become effective.

Kyivstar Group Ltd. | Unaudited interim condensed consolidated financial statements as of and for the period from March 7, 2025 (inception) to June 30, 2025

Not yet adopted

Certain new accounting standards and interpretations have been published that are not mandatory for this reporting period and have not been early adopted by the Company. These standards are not expected to have a material impact on these interim condensed consolidated financial statements in current or future reporting periods or on foreseeable future transactions.

3)	RELATED PARTY TRANSACTIONS

During the period ending June 30, 2025, the Company had transactions with its parent entity, VEON Amsterdam B.V., representing issuance of share capital (refer Note 4). There were no other related party transactions entered into during the period March 7, 2025 (inception) through June 30, 2025.

4)	ISSUED CAPITAL

The Company was incorporated on March 7, 2025 (inception) and issued 100 common shares, par value US$0.001 per share, to VEON Amsterdam B.V. As of March 31, 2025, the Company’s authorized share capital consists of US$2,000,000, divided into 2,000,000,000 common shares, par value US$0.001 per share. On June 13, 2025, the Company amended the composition of its authorized share capital by increasing the par value of its common shares from US$0.001 to US$0.01 per share. The change in par value of common shares resulted in the reduction of the number of common shares authorized for issuance from 2,000,000,000 to 200,000,000 and total issued capital from 100 to 10 common shares.

As of June 30, 2025, the total issued capital was 10 common shares. Upon consummation of the Transactions, the authorized but unissued share capital will be allocated pursuant to the terms of the Business Combination Agreement.

Each common share maintains one voting right. The entire amount of the Company’s equity is currently held by VEON Amsterdam B.V. and recorded as Other current assets - related parties.

5)	SUBSEQUENT EVENTS

Share capital

On July 8, 2025, the Company increased its authorized share capital by US$654,300 to US$2,654,300. Immediately following the share capital increase, the Company’s authorized share capital consists of US$2,654,300, divided into 265,430,000 common shares, par value US$0.01 per share.

Completion of Business Combination Agreement

On July 10, 2025, VEON and Cohen Circle announced the execution of non-redemption agreements (“NRAs”), totaling approximately US$52.5 million with accredited institutional investors, securing the minimum US$50 million cash condition for the proposed business combination of the Company and Cohen Circle.

On August 12, 2025, the shareholders of CC voted to approve and adopt the Business Combination Agreement and to approve and authorize CC to merge with Merger Sub. In connection with the vote to approve the Business Combination Agreement and the Merger, holders of 5,847,015 shares of CC Class A Ordinary Shares exercised their right to redeem their shares for cash at a redemption price of approximately US$10.40 per share, for a total aggregate redemption amount of US$60.8 million.

On August 14, 2025, the Company consummated the Business Combination Agreement (the “Closing”). In connection with the Business Combination Agreement, the Company acquired all of the issued and outstanding shares of VEON Holdings B.V. from VEON Amsterdam B.V. in exchange for 206,942,440 newly issued Kyivstar Group Ltd. Common Shares and a Seller Loan Note in the amount of US$178.4 million. Further, on August 14, 2025, Merger Sub merged with and into CC with CC being the surviving corporation of the Merger and becoming a wholly owned subsidiary of the Company. The Company effectively acquired CC’s Net Assets of approximately US$162 million, consisting predominantly of US$178.4 million in cash via the Merger.

Kyivstar Group Ltd. | Unaudited interim condensed consolidated financial statements as of and for the period from March 7, 2025 (inception) to June 30, 2025

At the Closing, each share of CC Class A Ordinary Shares issued and outstanding immediately prior to the Closing was automatically surrendered and exchanged for 23,163,338 newly issued Kyivstar Group Ltd. Common Shares. Further, 757,745 of the Company’s Common Shares were, pursuant to the NRAs, issued to certain holders of Cohen Circle Class A Ordinary Shares who were parties to the NRAs in consideration of such holders agreeing (i) to vote their Cohen Circle Class A Ordinary Shares in favor of the Transactions and (ii) not to redeem such Cohen Circle Class A Ordinary Shares.

At the Closing, each of the 7,666,638 issued and outstanding CC Public Warrant was automatically surrendered and exchanged for 7,666,638 Kyivstar Group Warrants.

Following the Closing, on August 15, 2025, the Company’s Common Shares and Warrants commenced trading on the Nasdaq Stock Market under the symbols “KYIV” and “KYIVW”, respectively, with VEON Amsterdam B.V. holding 89.6% of the outstanding shares.

Appointment of management and board

On August 14, 2025, the Company appointed Kaan Terzioğlu as Executive Chairman and Director, and Oleksandr Komarov as President. The Company also appointed Serdar Çetin, Betsy Z. Cohen, Augie K. Fabela II, Rt Hon Sir Brandon Lewis CBE, Burak Ozer, Duncan Perry, Michael R. Pompeo, Dmytro Shymkiv and Michiel Soeting as the directors of the Company.

Kyivstar Group Ltd.

September 5, 2025

Kyivstar Group Ltd. | Unaudited interim condensed consolidated financial statements as of and for the period from March 7, 2025 (inception) to June 30, 2025